SEVENTH AMENDMENT TO PROMISSORY NOTES

This SEVENTH AMENDMENT TO PROMISSORY NOTES, dated as of December 31, 2010 (this "**Amendment**"), is made by and among GROEN BROTHERS AVIATION, INC., a Utah corporation (the "**Company**") and WESTFORD SPECIAL SITUATIONS FUND II, LTD., a British Virgin Islands company ("**Lender**").

WHEREAS, the Company issued certain promissory notes of the Company to Westford Special Situations Master Fund, L.P. ("**Original Westford**") pursuant to that certain Securities Purchase Agreement dated as of July 17, 2007 by and among the Company and Original Westford (as amended, modified, supplemented or restated from time to time, the "**Purchase Agreement**");

WHEREAS, effective July 1, 2009, Original Westford assigned a portion of each of such promissory notes to Lender, and to reflect such assignment the Company issued certain Promissory Notes of the Company (as amended, modified, supplemented or restated from time to time, the "**Notes**"), as set forth on Schedule A attached hereto; and

WHEREAS, Lender has agreed to extend the maturity date of each of the Notes.

NOW, THEREFORE, in consideration of the premises and covenants set forth herein, the parties hereto agree as follows:

1. Definitions. Each capitalized term used and not defined herein has the meaning assigned thereto in the applicable Note.

2. Amendment. Effective as of the date hereof, the Maturity Date of each of the Notes (copies of which are attached hereto as Exhibit A) is hereby extended to April 11, 2011.

3. General. The foregoing Amendment is limited as provided herein and does not extend to any other provisions of any Note not specified herein or to any other matter. Each Note as amended hereby is ratified and confirmed and shall continue in full force and effect. This Amendment may be executed in any number of counterparts with the same effect as if the signatures hereto and thereto were upon the same instrument. This Amendment shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Lender and its successors and assigns.

4. Governing Law and Dispute Resolution. This Amendment shall be deemed a contract made under the internal laws of the State of New York and all disputes, claims or controversies arising out of this Amendment, or the negotiation, validity or performance hereof or the transactions contemplated herein, shall be construed under and governed by the laws of such state, without giving effect to its conflicts of laws principles.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment effective as of the date first set forth above.

COMPANY:

GROEN BROTHERS AVIATION, INC.

By:

    Name: David Groen
    Title: President & CEO

Address:

2640 West California Avenue, Suite A
Salt Lake City, Utah 84104
ATT: David Groen
Fax: (801) 973-4027

LENDER:

WESTFORD SPECIAL SITUATIONS FUND II, LTD.

By:

Name: Steve G. Stevanovich

Title: Director

Address:

Grand Rue 3, 6th Floor

Montreux, CH-1820, Switzerland

Facsimile: +41 21 966 79 22

SCHEDULE A

PROMISSORY NOTES

NOTES:

Holder	*Principal Amount*	*Date of Issue*
Westford Special Situations Fund II, Ltd.	$337,500.00	July 1, 2009
Westford Special Situations Fund II, Ltd.	$337,500.00	July 1, 2009

EXHIBIT A

PROMISSORY NOTES